UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Global Med Technologies, Inc. Global Med’s principal executive offices are located at 12600 West Colfax Avenue, Suite C-420, Lakewood, CO 80215. The telephone number at Global Med’s principal executive offices is (303) 238-2000.
(b) This statement relates to the common stock, $0.01 par value per share, and the Series A Convertible Preferred Stock, $0.01 par value per share, of Global Med. Based on the information provided by Global Med, as of February 18, 2010, there were 38,160,594 Common Shares issued and outstanding, 3,960 Preferred Shares issued and outstanding, 6,420,271 Common Shares subject to outstanding stock options and 10,072,292 Common Shares subject to outstanding warrants. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
(c) The Common Shares are quoted on the OTC Bulletin Board under the symbol “GLOB.” The Preferred Shares are not publicly traded. The information set forth in Section 6 — “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b), (c) This Schedule TO is filed by Haemonetics and Acquisition Corp. The information set forth in Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of the Offer to Purchase and Annex I — “Directors and Executive Officers of Haemonetics Corporation and Atlas Acquisition Corp.” of the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in the “Introduction” of the Offer to Purchase, Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of the Offer to Purchase, Section 11 — “Contacts and

Transactions with Global Med; Background of the Offer” of the Offer to Purchase and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)-(7) The information set forth in the “Introduction” of the Offer to Purchase, Section 7 — “Possible Effects of the Offer on the Market for the Shares; The OTC Bulletin Board; Exchange Act Registration” of the Offer to Purchase, Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of the Offer to Purchase and Section 13 — “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (b), (d) The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
(a), (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)(1) The information set forth in Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of the Offer to Purchase, Section 11 — “Contacts and Transactions with Global Med; Background of the Offer” of the Offer to Purchase and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of the Offer to Purchase is incorporated herein by reference.
(a)(2), (3) The information set forth in Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of the Offer to Purchase, Section 14 — “Certain Conditions of the Offer” of the Offer to Purchase and Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(a)(4) Not applicable.
(a)(5) The information set forth in Section 17 — “Legal Proceedings” of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase and in each Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated February 19, 2010.
(a)(1)(B)	Form of Letter of Transmittal for Common Shares.
(a)(1)(C)	Form of Letter of Transmittal for Preferred Shares.
(a)(1)(D)	Form of Notice of Guaranteed Delivery for Common Shares.
(a)(1)(E)	Form of Notice of Guaranteed Delivery for Preferred Shares.
(a)(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on February 19, 2010.
(a)(5)(A)	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).
(d)(2)(A)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.
(d)(2)(B)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.
(d)(3)(A)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.
(d)(3)(B)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.
(d)(4)	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.
(d)(5)	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.
(d)(6)	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.
(g)	None.
(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: February 19, 2010	By:	/s/ BRIAN P. CONCANNON
		Name:	Brian P. Concannon
		Title:	President and Chief Executive Officer

ATLAS ACQUISITION CORP.
Dated: February 19, 2010	By:	/s/ CHRISTOPHER J. LINDOP
		Name:	Christopher J. Lindop
		Title:	President

EXHIBIT INDEX

EXHIBIT
NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase, dated February 19, 2010.
(a)(1)(B)	Form of Letter of Transmittal for Common Shares.
(a)(1)(C)	Form of Letter of Transmittal for Preferred Shares.
(a)(1)(D)	Form of Notice of Guaranteed Delivery for Common Shares.
(a)(1)(E)	Form of Notice of Guaranteed Delivery for Preferred Shares.
(a)(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on February 19, 2010.
(a)(5)(A)	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).
(d)(2)(A)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.
(d)(2)(B)	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.
(d)(3)(A)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.
(d)(3)(B)	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.
(d)(4)	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.
(d)(5)	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.
(d)(6)	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.
(g)	None.
(h)	None.